UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934
(Amendment No. 11)*

3D Systems Corporation
(Name of Issuer)

Common Stock, par value $.001 per share
(Title of Class of Securities)

88554D205
(CUSIP Number)

Kevin S. Moore
President
The Clark Estates, Inc.
One Rockefeller Plaza, 31st Floor
New York, New York  10020
(212) 977-6900
(Name, Address and Telephone Number of Person Authorized
to Receive Notices and Communications)

Copy to:

Jeffrey E. LaGueux, Esq.
Patterson Belknap Webb & Tyler LLP
1133 Avenue of the Americas
New York, New York 10036-6710
(212) 336-2000

December 31, 2011
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this Schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Page 1 of 3 pages)

CUSIP No.
88554D205

1	NAME OF REPORTING PERSON I.R.S IDENTIFICATION NO. OF ABOVE PERSON The Clark Estates, Inc. 13-5524538
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC Use Only:
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION New York
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 2,836,464
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 2,836,464
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,836,464
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.61%
14	TYPE OF REPORTING PERSON CO

(Page 2 of 3 pages)

AMENDMENT NO. 11
TO
SCHEDULE 13D

This Amendment No. 11 is filed in accordance with Rule 13d-2 of the Securities Exchange Act of 1934, as amended, by the Reporting Person and refers only to information which has materially changed since the filing of Amendment No. 10 to Schedule 13D by the Reporting Person on April 6, 2011.  The items identified below, or the particular paragraphs of such items which are identified below, are amended to add the information as set forth below.  Capitalized terms not otherwise defined herein have the meanings ascribed to them in the original Schedule 13D or the amendments thereto.

ITEM 5.	INTEREST IN SECURITIES OF THE ISSUER

(a) The 2,836,464 shares of Common Stock beneficially owned by the Reporting Person as of December 31, 2011 are no longer held of record by Clark Partners I but are instead held of record by the clients of the Reporting Person who were formerly partners in Clark Partners I.  The 2,836,464 shares of Common Stock beneficially owned by the Reporting Person as of December 31, 2011 constitute approximately 5.61% of the outstanding shares of Common Stock, computed in accordance with the provisions of SEC Rule 13d-3(d)(1) (based upon an aggregate of 50,538,610 outstanding shares of Common Stock reported by the Issuer on its Form 10-Q filed October 27, 2011).

(c) On May 18, 2011, the Issuer engaged in a two-for-one stock split, which resulted in the Reporting Person at that time being the beneficial owner of 2,917,714 shares of Common Stock due to its holdings immediately prior to such split of 1,458,857 shares of Common Stock.  Prior to December 31, 2011, 81,250 shares of Common Stock (representing less than 1% of the outstanding shares of Common Stock) were withdrawn from the client accounts managed by the Reporting Person and are therefore no longer deemed to be beneficially owned by the Reporting Person.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 10, 2012	THE CLARK ESTATES, INC.

	By:	/s/ Kevin S. Moore
Name: Kevin S. Moore
Title: President

(Page 3 of 3 pages)